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                          January 6, 2023

       Corey McCann
       Chief Executive Officer
       Pear Therapeutics, Inc.
       200 State Street, 13th Floor
       Boston, MA 02109

                                                        Re: Pear Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 3,
2023
                                                            File No. 333-269097

       Dear Corey McCann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Stacie S. Aarestad